1934 Act Registration No. 1-14700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File Number: 001-14700)

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan, R.O.C.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-260330) filed by Taiwan Semiconductor Manufacturing Company Limited and TSMC Arizona Corporation with the Securities and Exchange Commission on October 18, 2021, into the preliminary prospectus supplement filed thereunder on April 18, 2022, and into the prospectus supplement filed thereunder on April 20, 2022, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 22, 2022	By	/s/ Wendell Jen-Chau Huang
Wendell Jen-Chau Huang
Vice President & Chief Financial Officer

EXHIBITS

Exhibit Number	Exhibit Description

4.1	Authorization, dated April 22, 2022, issued by the Issuer

5.1	Opinion of Sullivan & Cromwell (Hong Kong) LLP

5.2	Opinion of Lee and Li, Attorneys-at-Law

5.3	Opinion of Fennemore Craig, P.C.

8.1	Opinion of Sullivan & Cromwell (Hong Kong) LLP as to certain matters of U.S. taxation

8.2	Opinion of Lee and Li, Attorneys-at-Law, as to certain matters of R.O.C. taxation (included in Exhibit 5.2)

23.1	Consent of Opinion of Sullivan & Cromwell (Hong Kong) LLP (included in Exhibit 5.1 and Exhibit 8.1 hereof)

23.2	Consent of Lee and Li, Attorneys-at-Law (included in Exhibit 5.2 hereof)

23.3	Consent of Fennemore Craig, P.C. (included in Exhibit 5.3 hereof)